

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 14, 2008

Yuval Cohen
Chairman and Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091
Israel

> **Re:** **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2008**
> **File No. 0-52166**
> **Form 8-K filed January 15, 2008**
> **File No. 0-52166**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us why your proposed issuance of common stock pursuant to the merger proposal, including shares to be held in escrow, does not require registration under the Securities Act of 1933.

2.   Please revise to consolidate the Summary of the Material Terms of the Merger with the Summary of the Proxy Statement beginning on page 9. Note that the summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A.

3.   Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Summary of the Material Terms of the Acquisition

Merger Consideration, page 1

4.   Wherever you reference the merger consideration, also disclose the dollar value of the consideration to be paid in the merger (including all contingent and additional payments) based on the closing price of your common stock as of the most recent date practicable. In addition, revise to indicate that Psyop's shareholders will also receive a cash dividend in the amount of $__ (assuming sufficient available cash on hand) prior to the closing of the merger. Similarly provide quantified disclosure of the cash dividend in the related discussion on page 61.

Post-Merger Ownership of Fortissimo, page 3

5.   Revise to clarify the post-merger ownership of Fortissimo by Fortissimo Insider Stockholders as well as the ownership by Fortissimo Insider Stockholders if the maximum contingent milestones are achieved.

Questions and Answers About the Proposals, page 4

6.   Where you discuss Psyop's award-winning and innovative products and services under "Why is Fortissimo proposing the merger," provide balancing disclosure by including a brief reference to the amount of Psyop's outstanding indebtedness and its historic net losses.

7.   Revise the answer to "How do I exercise my conversion rights?" to clarify when a shareholder can expect to receive the notice to deliver stock certificates. Also clearly state whether or not shareholders can demand conversion rights by voting in person at the meeting. Further, disclose whether there are any costs associated with tendering the stock certificates.

Summary of the Proxy Statement

The Merger, page 9

8.   Revise your disclosure on page 10 regarding the conditions to the merger to include the approval of the cross-conditioned proposals being presented at the meeting.

Fairness Opinion, page 11

9.   We note that statement regarding Houlihan Smith's view that its duties extend "solely to Fortissimo's board of directors" and that it "has no legal responsibilities … to any other person or entity (including Fortissimo shareholders) under the law of the State of Illinois." These limitations appear to limit reliance by investors on Houlihan Smith's opinion. We view these limitations as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisors' belief that shareholders cannot rely on the opinions to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

The Capitalization Amendment Proposal, page 12

10.   Briefly state here the reasons for the proposal to increase the number of authorized shares. Under "The Capitalization Amendment Proposal" on page 64, disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for the general purposes listed at the end of the second paragraph. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for these purposes. In addition, revise the disclosure on page 64 to clarify that you will need to use a portion of the newly available authorized shares of common stock to satisfy your obligations set forth in the second paragraph. Further revise the section on page 64 to provide balancing disclosure of the adverse consequences of the increase in authorized shares from a shareholder's perspective, such as the potentially depressive effect on the market price of your common stock, the reduction in voting power and the possible anti-takeover effect.

Vote of Fortissimo Insider Stockholders, page 13

11.   Please revise to indicate whether the Insider Stockholders have agreed to vote any shares they may acquire in favor of the merger proposal or whether they will vote them in the same manner as the Original Shares and the Insider Unit Shares. In future amendments, please provide quantified disclosure of any future acquisitions of Fortissimo stock by the Insider Stockholders, other affiliates of Fortissimo and affiliates of Psyop.

Termination, Amendment and Waiver, page 16

12.   Your disclosure suggests that the material conditions to the merger, other than the 20% conversion condition, may be waived by either Psyop or Fortissimo. Disclose whether it is the intent of Fortissimo's board to re-solicit shareholder approval of the merger if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to stockholders materially misleading.

Anticipated Accounting Treatment, page 17

13.   Please provide us with your detailed analysis of paragraph 17 of SFAS 141 supporting your conclusion that Psyop is the acquiring entity for accounting purposes.

Regulatory Matters, page 17

14.   We note your statement that the merger is not subject to "any additional federal or state regulatory requirement or approval." Please remove the word "additional" or clarify what other approvals you are referencing. In addition, please disclose when the filings with the states of New York and Delaware are required to be made.

Selected Financial Information of Psyop, page 20

15.   Please provide the basic and diluted income (loss) per common share and long-term obligations as required by Item 301 of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 21

16.   In the introduction, please expand to explain your basis for treating Psyop as the accounting acquirer. Also, revise to state that the merger is considered to be a capital transaction in substance.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 26

17.   Please disclose how you derived the adjustments in footnote (e3).

18.   Please explain footnote (h) and the amounts referenced in the Unaudited Pro Forma Condensed Consolidated Financial Statements. If the bank loans and capital lease balances are paid before the dividend, please reflect that in a separate footnote.

19.   Please disclose the transaction related costs that are being eliminated in (j) and the reason for their elimination under Article 11 of Regulation S-X.

20.   Please disclose the reason under Article 11 of Regulation S-X for the elimination of 2006 cash bonuses to Psyop shareholders that is reflected in footnote (k).

21.   Please disclose the terms of the increase in wages in footnote (n) pursuant to the terms of the employment agreement entered into with key employees and the reasons for the different amounts shown as adjustments to pro forma consolidated statements of income.

22.   Please disclose in detail how the adjustment in footnote (n) was calculated.

Risk Factors, page 28

General

23.   Please include disclosure regarding the risk of dilution to your current stockholders if additional shares are issued to Psyop's shareholders upon the achievement of the maximum contingent milestones and the exercise or redemption of warrants issued in the IPO.

24.   Include risk factor disclosure regarding Fortissimo's indemnification obligations as discussed on page 47, including its ability to pay such amounts after the merger and the impact such obligations may have on its working capital.

25.   We note the discussion on page 94 regarding the hiring difficulties Psyop may encounter due to competition and the difficulties in obtaining visas. Please include disclosure regarding this risk, if material.

26.   We note that several risk factors address potential future risks without including a discussion of: (1) past experiences, if any, the relevant company has had with these risks; or (2) management's assessment of the likelihood of such risks. Please revise the risk factors, as applicable. See, for example, "Psyop's operating results may fluctuate significantly over time" (on page 33), "Psyop's revenue may be adversely affected if Psyop fails to protect its intellectual property and proprietary information" (on page 35), and "Others may assert intellectual property infringement claims against Psyop" (on page 35).

If we are unable to complete the merger with Psyop…," page 31

27.   Please revise to briefly discuss the termination payment that Fortissimo would have to pay if Psyop terminates the merger agreement as a result of a breach by Fortissimo (as discussed on page 62).

<u>"We must comply with Section 404 of the Sarbanes-Oxley Act of 2002 in a relatively short timeframe," page 32</u>

28.	Please revise Fortissimo's MD&A section to include management's assessment of your ability to comply with Section 404 in a timely manner. Please also revise the caption to this risk factor to address the potential risk faced by the company as a result of such requirements. Similarly, revise Psyop's MD&A to include management's assessment of whether Psyop will be able to develop an effective system of internal controls and include a timetable for achieving such system.

<u>Risks if the Adjournment Proposal is Not Approved, page 38</u>

29.	Please revise this risk factor caption to state that if the merger is not approved, Fortissimo "may" be required to liquidate (as opposed to the current statement that it will be required to liquidate).

<u>The Merger Proposal</u>

<u>Merger Consideration, page 45</u>

30.	Briefly discuss the purpose of the additional consideration payable upon the exercise or redemption of the warrants issued in the IPO.

<u>Background of the Merger, page 47</u>

31.	Please disclose whether Mr. Bloch was engaged by you before or after he met with Mr. Selinger in April 2007. Please provide additional disclosure regarding Mr. Bloch's role and involvement in determining the potential targets, including disclosure of how many targets (other than Psyop) he identified.

32.	Please clarify whether Psyop's management's interest in establishing research and development facilities in Israel existed prior to its meetings with Fortissimo in May and June 2007. Please expand your disclosure regarding Psyop management's belief that it would be advantageous to establish a facility in Israel.

33.	In the second full paragraph on page 49, specify the terms and disclose the amount of consideration that was set forth in the term sheet signed by the parties. Expand your discussion to address how the board determined the consideration that Fortissimo offered in the term sheet. To the extent the consideration and other terms changed from the letter of intent to the ultimate merger agreement, explain the process by which those changes came about. Also describe the material differences in the proposed terms of the transaction as of September 11, 2007 and December 20, 2007, and the nature of the "significant issues relating to the merger" that were resolved by December 20, 2007.

34.   Please provide more insight into the reasons for and negotiations behind management's decisions regarding the ultimate amount and form of merger consideration. As an example, explain how the parties determined the particular number of shares to be issued to Psyop's security holders. Also explain how the parties determined the specific EBITDA and revenue targets and the amount of shares and cash awarded if Psyop achieves these targets. In addition, address how the parties determined the amount of the cash dividend to be paid to Psyop's shareholders and the final percentage of outstanding common shares that the Psyop shareholders would own post-merger.

35.   Explain how your evaluation of the approximately "60 potential targets" as well as the evaluation of terms of business combinations with "several targets" led you to focus on Psyop. Regarding the other companies with respect to which management evaluated the terms of business combinations (page 49), clarify the nature of those potential targets, the extent of the board's evaluation of the companies and why those businesses did not prove to be attractive targets as compared with Psyop.

36.   Please revise to indicate whether or not Eran Witkon has been or is affiliated with or has provided services to Fortissimo or its officers or directors.

37.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the presentation provided by Houlihan Smith on September 11, 2007, pursuant to Item 1015(b) of Regulation M-A. To the extent that the information contained in this presentation is substantially similar to the disclosure already provided in the summary of the advisor's final opinion dated December 10, 2007, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why the preliminary presentation is not materially related to the transaction.

Factors Considered by Fortissimo's Board of Directors, page 50

38.   Disclose all financial projections exchanged between Psyop and Fortissimo, or advise us why they are not material. For example, include in the proxy statement the projected revenue and return on invested capital that the board reviewed. Also disclose the bases for and the nature of the material assumptions underlying the projections.

39.   Please expand the factors that you list as considered by the board in making its recommendation. For instance, disclose the specific features of Psyop's operating history and the trends that the board considered in reaching its conclusion in the first bullet point and describe the comparable public company analysis referenced in the third bullet point. Also provide a reasonable basis for the listed beliefs. For example, provide the basis for

the belief that "the capital and time needed to continue profitability and to increase it were within the scope and expectations of Fortissimo's stockholders."

40.   We note that, among other factors, the board considered Psyop's projected revenue and return on invested capital. Elsewhere in the document, however, you disclose that Psyop may incur significant additional costs with respect to its expansion plans and that Psyop faces significant competitive risks with respect to its business and attainment of employees. Please revise to discuss how the board considered these and any other potentially negative factors in connection with its determination to recommend the approval of the merger and its conclusion that the merger consideration is fair.

41.   Address whether the board considered the value of the payments to be made to Psyop's shareholders upon the achievement of the revenue and EBITDA milestones and the exercise or redemption of warrants issued in the IPO in evaluating the merger consideration.

Satisfaction of the 80% Test, page 51

42.   Revise this section to clearly explain the basis for the board's determination that the 80% test has been met. Such disclosure should contain a reasonably thorough description of the board's analyses, including a description of the "other factors typically used in valuing businesses" used by the board.

Fairness Opinion, page 51

43.   Provide us with any analyses reports, presentations or other similar materials, including projections and board books, provided to or prepared by Houlihan Smith in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

44.   Disclose any instructions or limitations Fortissimo's board provided to Houlihan Smith regarding the fairness opinion as opposed to directing shareholders to the opinion letter for this information. See Item 1015(b)(6) of Regulation M-A.

45.   We note the disclaimer that investors "should not place reliance" upon projections used in connection with the rendering of the fairness opinion (page 52). While it maybe acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Instead you may caution readers not to "unduly" rely or place "undue certainty" on the projections. Please revise.

46.   Disclose that Houlihan Smith has consented to use of the opinion and the bring-down letter in the document.

47.   Disclose the amount of the fees paid to Houlihan Smith pursuant to Item 1015(b)(4) of Regulation M-A.

48.   For each of the analyses, please expand the disclosure to explain in more detail how Houlihan Smith applied its findings to determine that the merger consideration was within the range of fairness. In particular, please provide additional disclosure regarding the Discounted Cash Flow Analysis, since Houlihan Smith placed less weight on the Guideline Public Company and Comparable Transaction approaches when performing its analysis, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made. Clarify how Houlihan Smith derived Psyop's indicative range of enterprise value from the various methodologies presented on page 54 and quantify the range. Also explain how Houlihan Smith determined the value of the merger consideration, including whether it considered the payments to be made upon the achievement of the revenue and EBITDA milestones and the exercise or redemption of warrants issued in the IPO in assigning a value to the consideration.

Discounted Cash Flow Method, page 54

49.   We note the reference to "the previous slide" in your description which appears to reference materials used in your board presentation. Please provide the relevant information in this disclosure.

50.   Please revise the description of the discounted cash flow analysis to disclose the financial projections used by Houlihan Smith to determine the enterprise net cash flows of Psyop over the projected eight-year period.

Guideline Public Company Method, page 54

51.   Disclose the companies used by Houlihan Smith to conduct the analysis, the bases on which the companies were deemed comparable, and the average SGLPTL analysis with respect to such companies.

52.   Please quantify the size, growth, leverage, EBITDA and liquidity data regarding Psyop that Houlihan Smith used in its analysis.

Comparable Transaction Method, page 54

53.   Disclose the transactions used in this analysis, the bases on which the transactions were deemed comparable, the corresponding announcement date for each transaction and the median Enterprise Value to EBITDA and revenue multiples of such transactions.

54.   We note that the companies involved in the seven transactions reviewed had limited comparability with Psyop. Describe how differences between Psyop and the companies were assessed.

Conditions to Closing of the Merger, page 61

55.   We note that the merger is conditioned upon receipt of "necessary consents and approvals by third parties and the completion of necessary proceedings." Please provide additional disclosure regarding the nature of these consents and proceedings. Indicate when you expect the parties to receive/complete them.

56.   Disclose the nature of the opinions that must be received by both parties. Advise us whether the parties have received these opinions and whether the respective conditions are satisfied. If not, indicate when you expect the parties to receive them.

The Charter Amendment Proposal, page 65

57.   Please tell us in your response letter what consideration you have given to reflecting the name change, the change to a perpetual corporate existence and the elimination of stockholders' ability to act by written consent as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

58.   Please include the current version of the relevant sections of the second amended and restated certificate of incorporation so that readers can easily compare them to the proposed revised sections.

The Incentive Compensation Plan Proposal, page 66

59.   Please provide the approximate number of persons in each class of persons who will be eligible to participate in the plan. See Item 10(a)(1) of Schedule 14A.

Use of Net Proceeds not Held in Trust, page 75

60.   Update this information as of the most recent practicable date.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Fortissimo, page 79

61.   Please disclose your anticipated liquidity and capital resources after the merger and include the changes that will occur to such amounts if 19.99% of the Public Shares are converted.

62.   Please include disclosure of the potential impact on your operating results, liquidity and capital resources if the additional $13.75 million is paid to Psyop stockholders as a result of the attainment of the revenue and EBITDA milestones and the exercise or redemption of warrants issued in the IPO.

63.   Please address and quantify, to the extent practicable, the following costs and discuss their impact on your operating results, liquidity and capital resources: (i) the significant costs you expect to incur to comply with Section 404 of the Sarbanes-Oxley Act (page 32), (ii) the significant cost incurred by the companies in connection with the merger (page 33), and (ii) Fortissimo's obligation to pay the expenses incurred in connection with the transactions incurred by Psyop if the merger is consummated (page 62).

Directors and Executive Officers of Fortissimo Following the Merger, page 82

64.   When you file a revised proxy statement including the names of the directors and officers of Fortissimo following the merger, also include the disclosure required by Item 7(a) and (b) of Schedule 14A, including, for example the individual's business experience during the past five years and, if a director, other directorships held in reporting companies. Please also disclose the names of your existing directors and officers and indicate those that will be terminated in connection with the merger.

65.   Please revise to clarify the independence definition used and remove the statement that directors will be "independent under applicable SEC and exchange rules." See Item 407(a) of Regulation S-K.

Business of Psyop, page 87

66.   Please revise to make the tone of the Business and Management's Discussion and Analysis sections for Psyop more objective and disclosure-oriented. To the extent you retain terms such as "state-of-the-art," "strong relationships," and "proven strength," provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include objective support for the assertions on page 89 that Psyop has "an excellent reputation for its creative ability, innovation, execution and on-time delivery" and that it develops "highly successful and creative ad campaigns," as well as your statement that Psyop is "renowned for outputting consistently fresh and high quality work" (page 93). To the extent that you do not have independent support for statements regarding your market position, please characterize them as your beliefs and disclose the bases for these beliefs.

67.   We note your statement on page 91 that Psyop is frequently the "first or second choice for the job going into a pitch and is thus awarded a good percentage of jobs pitched." We also note your statement on page 95 that Psyop can command competitive prices. Please provide objective support for these statements.

68.   Please describe Psyop's patents, trademarks or licenses, including their duration. See
        Item 101(h)(iv) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations –
Psyop, page 95</u>

69.   Please expand the disclosure regarding the capital expenditures Psyop anticipates in
        connection with its expansion through acquisitions as discussed on page 34. We also
        note that Psyop plans to open offices in Los Angeles and London, as well as a research
        and development facility in Israel. Please quantify, to the extent practicable, the costs
        associated with Psyop's expansion plans and discuss the impact that such expenditures
        will have on operating results, liquidity, capital resources, and trends.

70.   We note the statement on page 98 that Psyop anticipates "significant" additional
        expenses being a public company. Please quantify these anticipated costs, to the extent
        practicable, and discuss the impact that such expenditures will have on operating results,
        liquidity, capital resources, and trends.

71.   Please discuss your contractual backlog. Please refer to Item 101(c)(viii) of Regulation
        S-K.

<u>Comparison of Nine Months Ended September 30, 2007…, page 99</u>

72.   Provide additional detail regarding the significant increase in revenues, including
        management's assessment of whether it anticipates that these increases will continue. In
        your discussion regarding revenues and cost of sales, you attribute changes to several
        factors, without quantifying or indicating the relevant weight of all material factors. For
        each period presented, revise to: (1) clearly disclose and quantify each material factor
        that contributed to the change in revenues; (2) provide insight into the underlying
        business drivers or conditions that contributed to these changes; and (3) describe any
        known trends or uncertainties that have had or you expect may reasonably have a
        material impact on your operations and if you believe that these trends are indicative of
        future performance. For example, we note your statement on page 34 that the cost of
        producing special effects-driven and animated advertisements has steadily increased.
        Please refer to Item 303 of Regulation S-K.

<u>Comparison of Year Ended December 31, 2006…, page 100</u>

73.   Provide additional information regarding the nature of and the reasons for the "one-time
        special payment paid to shareholder-employees" in the amount of $1.2 million.

<u>Liquidity and Capital Resources, page 100</u>

74.   We note the statement that Psyop anticipates that its cash flow will be "sufficient to fund
        its projected operating requirements." Please provide an assessment of the company's

ability to meet its short-term and its long-term liquidity needs (assuming both completion and non-completion of the merger) and indicate whether Psyop's management has considered its growth strategy in making this assessment. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

75.   Revise the disclosure to include the material terms of Psyop's debt obligations, including financial covenants and ratios, events of default, the consequences of default for each agreement and the amounts currently outstanding. Please disclose whether Psyop is currently in compliance with other restrictive covenants and financial ratios. Also clarify whether the restrictions contained in these agreements will be triggered by the merger.

76.   It is unclear what you mean by the statement that "Psyop discusses cash flows not in accordance with U.S. GAAP," considering the fact that the discussion that follows that statement appears to be based on the U.S. GAAP-based financial statements of Pysop. Please advise.

Security Ownership of Psyop, page 107

77.   Include a statement that there is no established public trading market for shares of Psyop stock. See Item 201(a) of Regulation S-K.

Related Person Transactions, page 108

78.   Please clarify the role of your Special Advisors.

79.   Please clarify the relationship between FCF and, FCM and Fortissimo and indicate the entities representing the "three parallel partnerships" referenced in footnote one to the table in this section.

80.   Please clarify whether your anticipated requirements regarding approval of related party transactions will be in writing or, if they will not be in writing, how they will be evidenced. Please include a statement, if true, that the related person transactions disclosed in this section did not receive prior approval of you non-interested directors.

Independent Auditors, page 114

81.   Please provide the disclosure required by Item 304(a) with respect to the termination of Goldstein Golub Kessler LLP and the appointment of McGladrey & Pullen, LLP as your registered public accounting firm.

<u>Audited Consolidated and Combined Financial Statements – Psyop, Inc. and Affiliates</u>

<u>1. Nature of operations and summary of significant accounting policies</u>

<u>Revenue Recognition, page FS-36</u>

82.   Tell us how the method that you use to determine the amount of revenue to recognize using the percentage of completion method for each period presented meets the guidance for such contracts in ARB 45 and SOP 81-1.   Tell us whether customer acceptance of the final product is required.

<u>Cost Recognition, page FS-36</u>

83.   Disclose your accounting for costs incurred prior to and after making your pitch but before a contract is awarded.

<u>Appendix A</u>

84.   Please provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

<u>Form of Proxy Card</u>

85.   Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

<u>Form 8-K filed January 15, 2008</u>

86.   We note the assertion contained on page one of the Investor Presentation materials that EarlyBirdCapital is assisting Psyop in holding stockholder presentations "without charge." In future soliciting materials, please ensure to balance such statements with disclosure relating to EarlyBirdCapital's financial interest in the transaction as the underwriter of your IPO.

87.   We note your reference to forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995" on page two of your press release. As you state on page 39 of the preliminary proxy statement, the safe harbor provisions do not apply to statements made in connection with your proxy solicitation. In future soliciting materials, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you.

* * * * *

    Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Michele M. Anderson
Legal Branch Chief

cc: Brian B. Margolis
        WilmerHale
        Via Facsimile: (212) 230-8880